SECURITI 08032059 IISSION

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SEC FILE NUMBER
8-31881

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 01, 2007 AND ENDING March 31, 2008
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brian Cohn, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5525 Sherier Place, NW
(No. and Street)

Washington	DC	20016
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Cohn (202)-364-3100
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group, P.C.

(Name - *if individual, state last, first, middle name*)

7700 Old Georgetown Road	Bethesda	Maryland	20814-6224
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 24 2008
THOMSON REUTERS

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Cohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Brian Cohn, Inc., as of March 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public 6/12/08

Wendy P. Jasch
NOTARY PUBLIC
Montgomery County, Maryland
My Commission Expires 9/1/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

BRIAN COHN, INC.

MARCH 31, 2008

Brian Cohn, Inc.

TABLE OF CONTENTS

Reznick Group

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224

Tel: (301) 652-9100
Fax: (301) 652-1848
www.reznickgroup.com

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Brian Cohn, Inc.
5525 Sherier Place, NW
Washington, DC 20016

We have audited the accompanying statement of financial condition of Brian Cohn, Inc. (the Company) as of March 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brian Cohn, Inc. as of March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
June 12, 2008

Brian Cohn, Inc.

STATEMENT OF FINANCIAL CONDITION

March 31, 2008

ASSETS

Cash and cash equivalents	$	22,520
Security owned, at market value		88,918
Loan receivable		20,000
Prepaid expenses		519
Total assets	$	131,957

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Loan payable - officer	$	722
Accrued expenses		13,080
Income taxes payable		690
Total liabilities		14,492
STOCKHOLDERS' EQUITY		
Common stock, no par value		
Authorized: 1,000 shares		
Issued and outstanding: 105.2635 shares		55,000
Additional paid in capital		25,500
Retained earnings		36,965
Total stockholders' equity		117,465
Total liabilities and stockholders' equity	$	131,957

See notes to financial statements

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Brian Cohn, Inc. (the Company) is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is primarily engaged in investment banking and advisory activities. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(I) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of the Rule.

Cash Equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires a liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

The Company's effective income tax rate is higher than what would be expected if the federal statutory rate were applied to income before taxes primarily due to state taxes.

The components of income tax benefit (expense) in the statement of income are as follows:

Current - state taxes	$	(690)
Income tax provision - state taxes	$	(690)

The Company has a timing difference relating to net operating loss carry-forwards. At March 31, 2008, a net operating loss carry-forward of $43,255 was available as an offset to future taxable income. The Company has applied $27,116 of this amount to offset taxable income for this year and $16,139 remains for application to future taxable income. The Company has recorded an allowance on the deferred tax asset.

NOTE 2 - SECURITY OWNED, MARKET VALUE

Securities owned, market value consists of shares of a corporate stock valued at $88,918 at March 31, 2008. Unrealized gains on the security were $21,276 for the year ended March 31, 2008.

NOTE 3 - NET CAPITAL REQUIREMENTS

The capital ratio was 20% versus an allowable maximum of 1500% under the rules of the SEC. The Company's net capital requirement under SEC Rule 15c3-1 is $5,000. The net capital as computed was $72,840 leaving capital in excess of requirements in the amount of $67,840.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company extended a loan in the amount of $20,000 during January 2008 to its sole stockholder. The loan matures on January 6, 2012 and calls for interest to be accrued at the rate of 5% per annum.

As of March 31, 2008, the sole stockholder had an outstanding loan to the Company in the amount of $722.

Brian Cohn, Inc.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

March 31, 2008

A copy of the Company's statement of financial condition as of March 31, 2008, pursuant to SEC Rule 17a-5, is available for inspection at the Company's office and at the regional office of the SEC.

END